SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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YPF Sociedád Anonima

ITEM

1	Translation of Consolidated Results Q2 2015.

YPF S.A.

Consolidated Results

Q2 2015

Consolidated Results Q2 2015

CONTENT

Consolidated Results Q2 2015

Adj. EBITDA for Q2 2015 reached Ps 12.4 billion, 13.3% higher than Q2 2014.

Q2 2014	Q1 2015	Q2 2015	Var.% Q2 15 / Q2 14		Jan-Jun 2014	Jan-Jun 2015	Var.% 2015 / 2014

35,330	34,702	39,557	12.0%	Revenues (Million Ps)	65,994	74,259	12.5%

5,950	4,469	5,578	-6.3%	Operating income (Million Ps)	10,334	10,047	-2.8%

1,526	2,127	2,297	50.5%	Net income (*) (Million Ps)	4,407	4,424	0.4%

10,944	10,209	12,395	13.3%	Adj. EBITDA (Million Ps)	19,372	22,604	16.7%

3.89	5.42	5.86	50.6%	Earnings per share (*) (Ps per Share)	11.23	11.28	0.5%

11,038	12,351	14,758	33.7%	Capital Expenditures (**) (Million Ps)	27,125	27,109	-0.1%

Adj.EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets (*) Attributable to controlling shareholder (**) Capital expenditures for Jan-June 2014 include additions relating to the acquisitions of Apache Group assets in Argentina (net of Pluspetrol assignment) and an additional 38.45% stake in Puesto Hernández joint venture.

(Amounts are expressed in billions of Argentine pesos, except where indicated)

1.	MAIN MILESTONES AND ECONOMIC MAGNITUDES OF Q2 2015

•	Revenues for Q2 2015 were Ps 39.6 billion, 12.0% higher than Q2 2014.

•	Operating income for Q2 2015 was Ps 5.6 billion, 6.3% lower than Q2 2014.

•	Adjusted EDITDA for Q2 2015 was Ps 12.4 billion, 13.3% higher than Q2 2014.

•	Net income for Q2 2015 was Ps 2.3 billion, 50.5% higher than the Ps 1.5 billion in Q2 2014.

•	Operating cash flow for Q2 2015 was Ps 10.0 billion, 12.5% less than Q2 of 2014.

•	During Q2 2015, total hydrocarbon production increased by 2.6% compared to Q2 2014 to reach 569.3 Kboed. Natural gas production was 44.6 Mm3d, 2.3% higher than Q2 2014, while crude oil production increased by 3.7% to 249.8 Kbbld.

•	In the Downstream segment, processing levels in refineries reached 95% in Q2 2015, 4.4% higher than Q2 2014.

•	Capital expenditures for Q2 2015 were Ps 14.8 billion, a 33.7% increase compared Ps 11.0 billion in Q2 2014.

Consolidated Results Q2 2015

2.	ANALYSIS OF RESULTS FOR Q2 2015

Revenues for Q2 2015 were Ps 39.6 billion, 12.0% higher than Q2 2014. Among the main reasons for this variation in the company’s revenues are:

i.	Gasoline and diesel sales in the domestic market, which increased by Ps 2.3 billion due to an increase in the average price obtained and the approximately 6.1% and 4.0% increase compared to Q2 2014 in sales volumes of gasoline and diesel, respectively.

ii.	Natural gas sales in the domestic market increased by Ps 1.4 billion due to an approximately 1.5% increase in traded volumes, fueled by stronger production for the period, as well as an increase of 9.6% in U.S. dollar terms of the average price per million BTU, which amounted to USD $4.58 in Q2 2015, compared to USD $4.18 in Q2 2014.

iii.	Fuel oil sales in the domestic market increased by Ps 0.6 billion due to higher average price obtained and a 33.4% increase in traded volumes, while in the international market, there was an 18.8% decrease in average price in Argentine peso terms and a 44.0 decrease in traded volumes for a net decrease in sales of Ps 0.5 billion.

iv.	For petrochemical products sales, revenues in the domestic market decreased Ps 0.1 billion due to lower prices in Argentine peso terms, mainly stemming from the drop in the price of products tied to the Brent oil price, which was partially offset by an 8.7% increase in traded volumes.

v.	Exports decreased 10.1% (a decrease of Ps 0.4 billion) mainly due to the fall in international prices, however exports of flour, grains and oils increased 21.6%, totaling Ps 1.3 billion.

vi.	Ps. 0.6 billion was earned from the Crude oil Stimulus Production Program pursuant to Resolution 12/2015.

Costs of sales for Q2 2015 were Ps 30.0 billion, 18.0 higher than Q2 2014. Crude oil purchases from third parties in the domestic market increased Ps 0.4 billion, due to a 9.7% increase in volumes purchased and a 5.3% increase in the purchase price in Argentine peso terms. During Q2 2015, lower imports of gasoline and diesel and were recorded, which was partially offset by increase in imports jet fuel for a net drop of Ps. 0.7 billion, due to lower international prices and lower imported volumes of gasoline and higher volumes of diesel and fuel oil.

Other costs of sales increased mainly due to: (i) higher depreciation of fixed assets of Ps 2.0 billion due to increased investment activity, particularly with respect to unconventional resource exploration, and due additionally to increases in Argentine peso terms, bearing in mind the functional currency of the company, (ii) increase in items relating to lifting costs of approximately Ps 1.7 billion, considering a 27.3% increase in the unit indicator in Argentine peso terms, (iii) higher royalty payments of Ps 0.6 billion, as a consequence of greater production volumes and higher wellhead prices in Argentine peso terms and (iv) the increase in items relating to refining cost of approximately Ps 68.0 million, considering the 5.3% increase in the unit indicator in Argentine peso terms, and also considering the increase in volumes processed.

In respect of the damage affecting the La Plata refinery in April 2013, insurance compensation of approximately Ps 0.4 billion was received in Q2 2014, which was primarily recorded as a reduction to cost of purchases. In the future, no insurance compensation amounts will accrue for this item.

Selling expenses for Q2 2015 were Ps 2.9 billion, an increase of Ps 0.6 billion (or 24.6%) compared to Q2 2014, driven principally by an increase in transport expenses for products due to a higher rate for transport and higher transported and traded volumes and, to a lesser extent, due to lower expenses for advertising and promotional events.

Consolidated Results Q2 2015

Administration expenses for Q2 2015 were Ps 1.4 billion, an increase of Ps 0.2 billion (or 15.1%) compared to Q2 2014. The increase was mainly due to higher payroll expenses and higher IT service contracting expenses, which was partially offset by lowered costs for advertising.

Exploratory expenses were Ps 0.4 billion, a decrease of Ps. 0.3 billion or 46.8% compared to Q2 2014. This change was principally due to lower unproductive exploratory drillings during Q2 2015 compared to Q2 2014 of Ps. 0.3 billion. Additionally, total exploratory investments increased 44.0% in Q2 2015 compared to Q2 2014.

Our subsidiary, Metrogas S.A., received Ps. 0.4 billion corresponding to temporary economic assistance provided by Resolution No. 263/2015 by the Argentine Secretary of Energy. It recorded operating profits of Ps. 196 million and Ps. 88 million for Q2 2015 and Q2 2014, respectively.

The financial results for Q2 2015 were a loss of Ps 0.9 billion compared to a loss of Ps 1.1 billion for Q2 2014. There was a greater positive exchange difference on net monetary liabilities denominated in Argentine pesos, generated by greater depreciation of the Argentine peso during Q2 2015 compared to Q2 2014. In turn, financial results decreased further as a consequence of increased interest accrual related to greater financial debt.

Income tax for Q2 2015 was Ps 2.4 billion, compared to Ps 3.4 billion in Q2 2014. This difference arose principally from a lower effective tax rate (which decreased by 17.3 percentage points) primarily due to the estimated evolution of the exchange rate corresponding to each period.

Net income for Q2 2015 was Ps 2.3 billion, 50.5% higher than Q2 2014.

Total investment in fixed assets for Q2 2015 was Ps 14.7 billion, 33.2% higher than investments in fixed assets for Q2 2014.

Consolidated Results Q2 2015

3.	ANALYSIS OF OPERATING RESULTS BY BUSINESS UNIT FOR Q2 2015

3.1 UPSTREAM

Q2 2014	Q1 2015	Q2 2015	Var.% Q2 15 / Q2 14		Jan-Jun 2014	Jan-Jun 2015	Var.% 2015 / 2014

3,305	2,260	2,534	-23.3%	Operating income (Million Ps)	6,318	4.794	-24.1%

16,685	18,575	19,557	17.2%	Revenues (Million Ps)	31,604	38,132	20.7%

240.9	247.2	249.8	3.7%	Crude oil production (Kbbld)	241.2	248.5	3.0%

39.8	60.5	38.7	-2.8%	NGL production (Kbbld)	47.6	49.6	4.2%

43.6	43.9	44.6	2.3%	Gas production (Mn3d)	40.4	44.3	9.7%

555.0	583.8	569.3	2.6%	Total production (Kboed)	542.8	576.5	6.2%

727	191	387	-46.8%	Exploration costs (Million Ps)	924	578	-37.4%

8,844	10,701	12,409	40.3%	Capital Expenditures (*) (Million Ps)	23,812	23,110	-2.9%

3,745	4,788	5,633	50.4%	Depreciation (Million Ps)	7,046	10,421	47.9%

				Realization Prices

75.5	68.8	69.1	-8.5%	Crude oil prices in domestic market Period average (USD/bbl)	71.0	69.0	-2.9%

4.18	4.60	4.58	9.6%	Average gas price (USD/Mmbtu)	4.22	4.59	8.7%

(*)	Capital expenditures for Jan-June 2014 include additions relating to the acquisitions of Apache Group assets in Argentina (net of Pluspetrol assignment) and an additional 38.45% stake in Puesto Hernández joint venture.

Upstream operating income was Ps 2.5 billion, 23.3% lower compared to Q2 2014.

During Q2 2015, crude oil and natural gas revenues increased by 17.2% compared to Q2 2014. This increase was driven mainly by greater volumes of crude oil produced and transferred to YPF’s Downstream business segment (an increase of 1.4%), an outcome that was partially offset by a minor 5.1% decrease in the volumes sold to third parties as well by the increase in average sales price in Argentine peso terms for both products. Production of natural gas, net of internal consumptions, (except for volumes from the YSUR group which are directly sold to third parties by YSUR), is assigned to the Downstream business segment for sales to third parties, the Upstream business segment receiving the average price from such sales by YPF, net of marketing charges, which are recorded in the Downstream business segment.

During Q2 2015, Ps. 0.6 billion was earned from the Crude Oil Stimulus Production Program discussed above.

The average price in U.S. dollar terms for crude oil in the domestic market for Q2 2015 decreased by 8.5% to USD $69.10/bbl. As for natural gas, the average price was USD $4.58/Mmbtu, 9.6% higher than Q2 2014. For both products, the average sales price for YSUR crude oil and natural gas, USD $74.30/bbl and USD $3.50/Mmbtu respectively, was consolidated in Q2 2015.

During Q2 2015, total hydrocarbon production was 569.3 Kboed, 2.6% higher than Q2 2014; crude oil production was 249.8 Kbbld (an increase of 3.7%); natural gas production was 44.6 Mm3d (an

Consolidated Results Q2 2015

increase of 2.3%) and NGL production was 38.7 Kbbld (a decrease of 2.8%), with the decrease in NGL reflecting the effect of the production halt at the Compañía Mega plant in April 2015. The production figures for Q2 2015 include the effects of the agreement with Petrolera Pampa, retroactively to January 1, 2015, pursuant to which certain production in the Rincón Mangrullo area was transferred. Without considering this effect, total hydrocarbon would have increased 3.1%.

During Q2 2015, production from unconventional areas totaled 43.3 Kboed of hydrocarbons, including 21.6 Kbbld of crude oil, 9.0 Kbbld of NGL and 2.0 Mm3d of natural gas, of which YPF consolidates approximately 50%. As for development activity, 37 oil wells have been put into production (35 in Loma Campana and two in Bandurrias) and nine for natural gas (eight in El Orejano and one in La Ribera Sur), targeting Vaca Muerta, reaching a total of approximately 360 wells to date.

With respect to tight gas activity: (i) in the project to develop the Las Lajas formation, 12 wells were drilled and developed in Q2 2015 and the average production of natural gas was 4.4 Mm3d and (ii) in the project to develop the Mulichinco formation in the Rincón del Mangrullo area natural gas production net to YPF was 1.1 Mm3d.

Production costs for Q2 2015 increased by 31.5% (an increase of Ps 4.0 billion), mainly due to (i) higher amortization of Ps 1.9 billion resulting from higher investment and higher valuation of assets in Argentine peso terms, (ii) an increase in items relating to lifting costs of approximately Ps 1.7 billion due to increased activity and the increase in the unit indicator, and (iii) higher royalties of Ps 0.6 billion, mainly due to higher production volumes and higher Argentine peso-denominated prices at wellhead.

Exploration costs in Q2 2015 totaled Ps 0.4 billion, a decrease of 46.8% compared to Q2 2014. This change was due primarily to lower negative results from unproductive exploratory drilling in Q2 2015 in comparison to the same period in 2014, for a difference of Ps 0.3 billion. Additionally, the total investment in exploration in Q2 2015 was 44% greater than that in 2014.

During Q2 2015 compared to Q2 2014, unit cash costs in U.S. dollars increased by 13.3% from USD $21.70/Boe in Q2 2014 to USD $24.60/Boe in Q2 2015 (including taxes of USD $6.80/Boe and USD $7.00/Boe respectively). In turn, the average lifting cost for YPF was USD $15.20/Boe, 14.3% higher than USD $13.30/Boe in Q2 2014.

CAPEX

Capital expenditures in the Upstream business segment were Ps 12.4 billion in Q2 2015, 40.3% higher than the capital expenditures of Ps 8.8 billion in Q2 2014.

In the Neuquina basin, capital expenditures during Q2 2015 was focused on the development of blocks Loma Campana, Aguada Toledo - Sierra Barrosa, Rincón del Mangrullo, El Orejano, Cañadón Amarillo and Chachahuen. Development activities continued at Cuyana basin, mainly in the La Ventana and Vizcacheras blocks, while in the Golfo San Jorge basin greater activity was concentrated on Cañadón de la Escondida, Los Perales and Cañadón León-Meseta Espinosa, within Santa Cruz Province and Manantiales Behr and El Trébol-Escalante in the province of Chubut.

As for exploration activities during Q2 2015, the Neuquina, San Jorge and Cuyana basins were covered. In the Cuyana basin, the activity focused on the assessment of the La Ventana block and the drilling of two wells in Los Tordillos Oeste. In Neuquina basin exploratory activity targeted both conventional and unconventional objectives. Activity targeting conventional formations focused on the blocks Altiplanicie del Payún, Payún Oeste, Octogono and El Manzano Este. Activity targeting unconventional formations focused on the Bajo del Toro, Bandurria, Cerro Arena, Pampa las Yeguas I, Narambuena and La Ribera blocks. In Golfo San Jorge basin, the activity focused on the evaluation of deep targets at the west flank of the Los Perales, Cañadon Yatel and Cañadón de la Escondida blocks.

During Q2 2015, seven exploratory wells were completed.

Consolidated Results Q2 2015

3.2 DOWNSTREAM

Q2 2014	Q1 2015	Q2 2015	Var.% Q2 15 / Q2 14		Jan-Jun 2014	Jan-Jun 2015	Var.% 2015 / 2014

2,921	1,494	3,865	32.3%	Operating income (Million Ps)	5,374	5,359	-0.3%

33,079	31,877	35,275	6.6%	Revenues (Million Ps)	62,650	67,153	7.2%

4,113	4,326	4,399	7.0%	Sales of refined products in domestic market (Km3)	8,117	8,504	4.8%

375	449	316	-15.7%	Exportation of refined products (Km3)	829	764	-7.8%

216	179	225	4.2%	Sales of petrochemical products in domestic market (*) (Ktn)	401	404	0.7%

55	69	86	56.4%	Exportation of petrochemical products (Ktn)	112	155	38.4%

292	300	305	4.4%	Crude oil processed (Kboed)	284	302	6.3%

91%	94%	95%	4.4%	Refinery utilization (%)	89%	95%	6.3%

1,833	1,436	2,008	9.5%	Capital Expenditures (Million Ps)	2,832	3,444	21.6%

589	693	778	32.1%	Depreciation (Million Ps)	1,136	1,471	29.5%

774	748	756	-2.3%	Average domestic market gasoline price (**) (USD/m3)	739	752	1.7%

811	754	760	-6.3%	Average domestic market diesel price (**) (USD/m3)	777	757	-2.6%

(*)	Fertilizer sales not included
(**)	Price net of deductions and commissions before tax

Operating income in YPF’s Downstream business segment in Q2 2015 was Ps 3.9 billion, a 32.3% increase compared to Ps 2.9 billion during Q2 2014.

Revenues increased by 6.6% compared to Q2 2014, largely due to:

i.	Greater revenues from sales of diesel and gasoline of Ps 2.3 billion, primarily due to a higher average sales price in Argentine peso terms for diesel and gasoline, which resulted in higher revenues of Ps 1.4 billion and Ps 0.9 billion respectively, improvements in the mix of products sold, increasing sales of premium products by 36.2% and 31.9% for diesel and gasoline, respectively. Likewise, sales volumes of diesel increased by 6.1% (an increase of Ps 0.9 billion) while gasoline volumes increased by 4.0% (an increase of Ps 0.4 billion) compared to Q2 2014.

ii.	Exports of flour, grains and oils reached Ps 1.3 billion (an increase of Ps 0.2 billion) while international sales of jet fuel and LPG decreased Ps. 0.2 billion due to the drop in international prices for such products. Total exports decreased Ps 0.4 billion.

iii.	Fuel oil sales in the domestic and international markets totaled Ps 2.3 billion (an increase of Ps 0.1 billion) due to a 2.5% increase in volumes marketed and higher sale prices.

Consolidated Results Q2 2015

In Q2 2015, costs increased by 4.2% (an increase of Ps 1.3 billion) compared to Q2 2014. This change was due to (i) greater purchases of crude oil of Ps 0.9 billion mainly as a consequence of a crude oil price increase in Argentine peso terms, greater volumes of crude oil transferred from the Upstream business segment and greater purchases of crude oil from third parties, (ii) an increase in amortization of Ps 0.2 billion and (iii) lower imports of diesel and gasoline, which was partially offset by higher imports of fuel oil, for a net reduction of Ps. 0.7 billion due to lower international prices and lower imported volumes of gasoline and higher of diesel and fuel oil, and (iv) in relation to production costs, during Q2 2015 refining costs increased Ps 68 million, which is primarily due to increases expenses and salaries. Consequently, and considering the higher processing level at our refineries, refining costs increased in Q2 2015 by approximately 6.6% compared to Q2 2014.

In respect of the damage affecting the La Plata refinery in April 2013, insurance compensation of approximately Ps 0.4 billion was received in Q2 2014, which was primarily recorded as a reduction to cost of purchases.

The volume of crude oil processed in Q2 2015 was of 305 Kbbld, 4.4% higher than Q2 2014, due mainly to a greater availability of light crude oil, which resulted in a 3.0% increase in diesel production, an 8.0% increase in gasoline production and a 14.0% increase in fuel oil production.

The decrease in operating income explained above includes an indirect stake in the company Metrogas, which reported operating profits of Ps 196 million and Ps 88 million for Q2 2015 and Q2 2014, respectively, and which in Q2 2015 received Ps. 0.4 billion corresponding to temporary economic assistance provided by Resolution No. 263/2015 by the Argentine Secretary of Energy.

CAPEX

Capital expenditure in YPF’s Downstream business segment for Q2 2015 reached Ps 2.0 billion, a 9.5% increase compared to Q2 2014. Investment activities continue such as the multi-year projects and the engineering process in new units to increase gasoline and diesel production capacity, as well as to improve the quality of such products. A coke unit and advances in engineering work for a new alkylation unit at the La Plata Refinery as well as the new gasoline hydrogenation units in La Plata and Mendoza together with other activities were intended to improve YPF’s logistics facilities and projects addressing optimization of safety and environmental performance.

3.3 CORPORATE

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously-mentioned business segments.

Corporate operating income for Q2 2015 was a loss of Ps 0.5 billion, a 40.5% decrease compared to a loss of Ps 0.4 billion for Q2 2014. Higher corporate costs were mainly due to an increase in payroll expenses, higher IT service fees and, to a lesser extent, a reduction in earnings from our subsidiary A-Evangelista, all of which was partially offset by lower publicity and advertising expenses.

In turn, consolidation adjustments relating to eliminating results among business segments not transferred to third parties were negative Ps 0.3 billion for Q2 2015 and positive Ps 0.1 billion for Q2 2014.

3.4 RELATED COMPANIES

Results from related companies for Q2 2015 were of Ps 54 million, compared to Ps 26 million reported for Q2 2014. This change was mainly due to improved results reported by Mega and lower financial losses in Central Dock Sud and Inversora Dock Sud due to the capitalization of their debt at the end of 2014, which offset the lower results reported by Profertil and Refinor.

Consolidated Results Q2 2015

4.	LIQUIDITY AND SOURCES OF CAPITAL

For Q2 2015, cash flow generation was Ps 10.0 billion, a 12.5% decrease compared to Q2 2014. This Ps 1.4 billion decrease was generated despite the increase of adjusted EBITDA of Ps 1.5 billion, which was offset by greater income tax payments of Ps 1.2 billion corresponding to the amount of affidavit pertaining to 2014 and greater increases in working capital compared to Q2 2014, due to the revenue accrual from outstanding receivables, including new incentives for crude oil production.

The cash flow generation mentioned above was directed to investing activities, which totaled Ps 15.4 billion during Q2 2015. In Q2 2014, as lower investment, a payment of Ps 1.2 billion was received as material damage compensation relating to the incident affecting La Plata refinery in April 2013. As a result of these factors as well as additional acquisitions of holdings in YPF Gas S.A. and Oleoducto Trasandino Chile totaling Ps 0.2 billion, cash flow used for investment activities in fixed assets and intangible assets in Q2 2015 grew by 47.4% compared to Q2 2014.

YPF’s cash and equivalents increased by Ps 3.2 billion in Q2 2015 compared to Ps 14.2 billion in Q2 2014, due to the cash generation during Q2 2015, debt issuance and refinancing of existing debt, principally through the issuance of Series XXXVIII and Series XXXIX Notes in the amount of Ps 935 million and USD $1.5 billion, respectively. Net financial debt increased by Ps 9.1 billion (an increase of 19.9%) to reach Ps 54.8 billion in Q2 2015. Total debt expressed in dollars reached USD $7.6 billion, and net debt was USD $6.1 billion, with a net debt/EBITDA(1) ratio of 1.2x.

The average cost of debt denominated in Argentine pesos by the end of Q2 2015 was 23.56%, while the average cost of debt denominated in U.S. dollars was 7.54%.

YPF Notes issued during Q2 2015 and thereafter are detailed below:

YPF Note	Amount	Interest Rate	Maturity
Series XXXVIII	ARS 935 million	BADLAR + 4.75%	60 months
Series XXXIX	USD 1.50 billion	8.50%	123 months
Series XL (Q3 2015)	ARS 500 million	BADLAR + 4.75%	24 months

(1)	Net Debt: $6.053 million/EBITDA LTM: $5.186 million =1.2x.

Consolidated Results Q2 2015

5. TABLES AND NOTES

Q2 2015 Results

Consolidated Results Q2 2015

5.1 CONSOLIDATED STATEMENT OF INCOME

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q2 2014	Q1 2015	Q2 2015	Var.% Q2 15 / Q2 14		Jan-Jun 2014	Jan-Jun 2015	Var.% 2015 / 2014

35,330	34,702	39,557	12.0%	Revenues	65,994	74,259	12.5%
(25,427)	(26,076)	(30,010)	18.0%	Costs of sales	(48,443)	(56,086)	15.8%

9,903	8,626	9,547	(3.6%)	Gross profit	17,551	18,173	3.5%

(2,317)	(2,592)	(2,886)	24.6%	Selling expenses	(4,521)	(5,478)	21.2%
(1,180)	(1,198)	(1,358)	15.1%	Administration expenses	(1,997)	(2,556)	28.0%
(727)	(191)	(387)	(46.8%)	Exploration expenses	(924)	(578)	(37.4%)
271	(176)	662	144.3%	Other operating results, net	225	486	116.0%

5,950	4,469	5,578	(6.3%)	Operating income	10,334	10,047	(2.8%)

26	(38)	54	(107.7%)	Income on investments in companies	23	16	(30.4%)
				Financial income (expenses), net
102	36	71	(30.4%)	Gains (losses) on assets	(1,022)	107	(110.5%)
318	308	416	30.8%	Interests	598	724	21.1%
(216)	(272)	(345)	59.7%	Exchange differences	(1,620)	(617)	(61.9%)
(1,184)	(421)	(994)	(16.0%)	(Losses) gains on liabilities	4,523	(1,415)	(131.3%)
(1,943)	(2,002)	(2,646)	36.2%	Interests	(3,511)	(4,648)	32.4%
759	1,581	1,652	117.7%	Exchange differences	8,034	3,233	(59.8%)

4,894	4,046	4,709	(3.8%)	Net income before income tax	13,858	8,755	(36.8%)

(3,351)	(1,937)	(2,411)	(28.1%)	Income tax	(9,528)	(4,348)	(54.4%)

17	(18)	1		Net income (loss) for noncontrolling interest	(77)	(17)

1,526	2,127	2,297	50.5%	Net income for the period (*)	4,407	4,424	0.4%

3.89	5.42	5.86	50.8%	Earnings per share, basic and diluted (*)	11.23	11.28	0.5%

1,405	2,431	2,592	84.5%	Other comprehensive Income	12,644	5,023	(60.3%)

2,948	4,540	4,890	65.9%	Total comprehensive income for the period	16,974	9,430	(44.4%)

10,944	10,209	12,395	13.3%	Adj. EBITDA (**)	19,372	22,604	16.7%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS), except adjusted EBITDA.

(*)	Attributable to controlling shareholder.
(**)	Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets + Unproductive exploratory drillings.

Consolidated Results Q2 2015

5.2 CONSOLIDATED BALANCE SHEET

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Q2 2015 figures unaudited, figures expressed in millions of pesos)

	12/31/2014	06/30/2015
Noncurrent Assets
Intangible assets	4,393	4,795
Fixed assets	156,930	180,138
Investments in companies	3,177	3,300
Deferred income tax assets	244	238
Other receivables and advances	1,691	1,847
Trade receivables	19	4

Total Non-current assets	166,454	190,322

Current Assets
Inventories	13,001	12,972
Other receivables and advances	7,170	9,398
Trade receivables	12,171	14,284
Cash and equivalents	9,758	14,238

Total current assets	42,100	50,892

Total assets	208,554	241,214

Shareholders’ equity
Shareholders’ contributions	10,400	10,408
Reserves and unappropriated retained earnings	62,230	71,174
Noncontrolling interest	151	184

Total Shareholders’ equity	72,781	81,766

Noncurrent Liabilities
Provisions	26,564	28,563
Deferred income tax liabilities	18,948	21,652
Other taxes payable	299	224
Loans	36,030	54,797
Accounts payable	566	457

Total Noncurrent Liabilities	82,407	105,693

Current Liabilities
Provisions	2,399	2,384
Income tax liability	3,972	1,935
Other taxes payable	1,411	3,135
Salaries and social security	1,903	1,630
Loans	13,275	14,144
Accounts payable	30,406	30,024
Dividends payable	—	503

Total Current Liabilities	53,366	53,755

Total Liabilities	135,773	159,448

Total Liabilities and Shareholders’ Equity	208,554	241,214

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q2 2015

5.3 CONSOLIDATED STATEMENT OF CASH FLOW

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q2 2014	Q1 2015	Q2 2015		Jan-Jun 2014	Jan-Jun 2015
			Cash Flows from operating activities
1,543	2,109	2,298	Net income	4,330	4,407
(26)	38	(54)	Income from investments in companies	(23)	(16)
4,414	5,564	6,502	Depreciation of fixed assets	8,317	12,066
100	69	91	Amortization of intangible assets	173	160
815	592	847	Consumption of materials and fixed assets and intangible assets retired, net of provisions	1,803	1,439
939	903	662	Net increase in provisions	1,543	1,565
320	485	1,118	Interest, exchange differences and other	(1,550)	1,603
14	27	26	Stock compensation plan	28	53
(386)	(511)	(12)	Accrued insurance	(1,127)	(523)
			Changes in assets and liabilities:
(1,447)	388	(2,023)	Trade receivables	(3,443)	(1,635)
2,314	(548)	(2,698)	Other receivables and liabilities	(738)	(3,246)
(223)	266	499	Inventories	157	765
1,484	1,015	1,278	Accounts payable	340	2,293
(674)	1,111	538	Other Taxes payable	924	1,649
208	(479)	206	Salaries and Social Securities	12	(273)
(410)	(393)	(507)	Decrease in provisions from payments	(1,154)	(900)
215	150	29	Dividends from investments in companies	215	179
591	—	1,673	Insurance charge for loss of profit	—	1,673
1,639	1,145	(471)	Net charge of income tax payment	7,747	674
3,351	1,937	2,411	Income tax	9,528	4,348
(1,712)	(792)	(2,882)	Income tax payments	(1,781)	(3,674)

11,430	11,931	10,002	Net cash flows provided by operating activities	18,145	21,933

			Cash flows from investing activities
			Payments for investments:
(10,336)	(15,628)	(15,239)	Acquisitions of fixed assets and Intangible assets	(22,152)	(30,867)
—	(2)	(161)	Contributions and acquisitions of interests in companies	(85)	(163)
180	—	—	Liabilities of sales of fixed assets	1,711	—
(186)	—	—	Acquisitions of participation in UTEs	(512)	—
—	—	—	Acquisition of subsidiaries net of acquired funds	(6,103)	—
1,210	—	—	Insurance charge for material damages	1,818	—

(9,132)	(15,630)	(15,400)	Net cash flows used in investing activities	(25,323)	(31,030)

			Cash flows from financing activities

(3,839)	(4,632)	(7,340)	Payment of loans	(5,982)	(11,972)
(1,307)	(1,379)	(1,766)	Payment of interests	(2,246)	(3,145)
10,949	10,784	17,443	Proceeds from loans	15,201	28,227
(53)	—	(45)	Acquisition of own shares	(53)	(45)

5,750	4,773	8,292	Net cash flows provided by financing activities	6,920	13,065

291	207	305	Effect of changes in exchange rates on cash and equivalents	993	512

8,339	1,281	3,199	Increase (Decrease) in Cash and Equivalents	735	4,480

3,109	9,758	11,039	Cash and equivalents at the beginning of the period	10,713	9,758
11,448	11,039	14,238	Cash and equivalents at the end of the period	11,448	14,238

8,339	1,281	3,199	Increase (Decrease) in Cash and Equivalents	735	4,480

			COMPONENTS OF CASH AND EQUIVALENTS AT THE END OF THE PERIOD

6,202	9,893	9,382	Cash	6,202	9,382
5,246	1,146	4,856	Other Financial Assets	5,246	4,856

11,448	11,039	14,238	TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	11,448	14,238

Consolidated Results Q2 2015

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

5.4 CONSOLIDATED BUSINESS SEGMENT INFORMATION

(Unaudited, figures expressed in millions of pesos)

Q2 2015	Upstream	Downstream	Corporate and Other	Consolidation Adjustments	Total

Revenues	4,365	34,930	262	—	39,557
Revenues from intersegment sales	15,192	345	1,423	-16,960	—

Revenues	19,557	35,275	1,685	-16,960	39,557

Operating Income (loss)	2,534	3,865	-513	-308	5,578
Investments in companies	-4	58	—	—	54
Depreciation of fixed assets	5,633	778	91	—	6,502
Acquisitions of fixed assets	12,352	2,008	341	—	14,701
Assets	143,555	77,354	22,039	-1,673	241,275

Q2 2014	Upstream	Downstream	Corporate and Other	Consolidation Adjustments	Total

Revenues	2,365	32,713	252	—	35,330
Revenues from intersegment sales	14,320	366	1,339	-16,025	—

Revenues	16,685	33,079	1,591	-16,025	35,330

Operating Income (loss)	3,305	2,921	-365	89	5,950
Investments in companies	-1	27	—	—	26
Depreciation of fixed assets	3,745	589	80	—	4,414
Acquisitions of fixed assets	8,672	1,833	361	—	10,866
Assets	106,989	64,959	17,446	-2,796	186,598

Consolidated Results Q2 2015

5.5 MAIN DOLLAR DENOMINATED FINANCIAL MAGNITUDES (unaudited figures)

Million USD	2014 Q2	2014 Q4	2015 Q2	Var Q2 15 / Q2 14	2013 Jan - Jun	2014 Jan - Jun	Var 2015 / 2014
INCOME STATEMENT
Revenues	4,413	4,016	4,443	0.7%	8,430	8,466	0.4%
Costs of sales	-3,176	-3,018	-3,371	6.1%	-6,188	-6,394	3.3%

Gross profit	1,237	998	1,072	-13.3%	2,242	2,072	-7.6%
Selling expenses	-289	-300	-324	12.0%	-578	-625	8.1%
Administration expenses	-147	-139	-153	3.5%	-255	-291	14.2%
Exploration expenses	-91	-22	-43	-52.1%	-118	-66	-44.2%
Other expenses	34	-20	74	119.7%	29	55	92.8%

Operating income	743	517	627	-15.7%	1,320	1,145	-13.2%
Depreciation of fixed assets	551	644	730	32.5%	1,062	1,376	29.5%
Amortization of intangible assets	12	8	10	-18.2%	22	18	-17.5%
Unproductive exploratory drillings	60	12	25	-58.0%	70	38	-46.1%

Adj. EBITDA (**)	1,367	1,182	1,392	1.8%	2,475	2,577	4.1%

UPSTREAM
Revenues	2,084	2,150	2,197	5.4%	4,037	4,347	7.7%
Operating income	413	262	285	-31.1%	807	547	-32.3%
Depreciation	468	554	633	35.3%	900	1,188	32.0%
Capital expenditures	1,083	1,239	1,394	28.7%	2,207	2,635	19.4%

DOWNSTREAM
Revenues	4,132	3,689	3,962	-4.1%	8,003	7,656	-4.3%
Operating income	365	173	434	19.0%	686	611	-11.0%
Depreciation	74	80	87	18.8%	145	168	15.6%
Capital expenditures	229	166	226	-1.5%	362	393	8.5%

CORPORATE AND OTHER
Operating income	-46	-63	-58	26.4%	-92	-121	31.7%
Capital expenditures	45	25	38	-15.1%	61	63	3.0%

CONSOLIDATION ADJUSTMENTS
Operating income	11	146	-35	-411.2%	-82	109	-233.4%

Average exchange rate for the period	8.01	8.64	8.90		7.83	8.77

NOTE: The calculation of the main financial figures in U.S. dollars is derived from the calculation of the financial results expressed in Argentine pesos using the average exchange rate for each period.

(**)	Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets + Unproductive exploratory drillings

Consolidated Results Q2 2015

5.6 MAIN PHYSICAL MAGNITUDES (Unaudited figures)

		2014					2015
	Unit	Q1	Q2	Q3	Q4	Cum. 2014	Q1	Q2	Cum. 2015
Production
Crude oil production	Kbbl	21,753	21,923	22,634	22,986	89,296	22,250	22,736	44,986
NGL production	Kbbl	4,831	3,626	3,970	5,348	17,776	5,448	3,522	8,970
Gas production	Mm3	3,355	3,970	4,138	4,021	15,483	3,950	4,063	8,012
Total production	Kboe	47,684	50,517	52,628	53,621	204,450	52,538	51,808	104,346

Henry Hub	USD/Mbtu	4.94	4.67	4.06	4.00	4.42	2.98	2.64	2.81
Brent	USD/Bbl	108.17	109.70	101.82	76.40	99.02	53.92	61.69	55.32

Sales
Sales of petroleum products
Domestic market
Gasoline	Km3	1,229	1,126	1,158	1,210	4,723	1,246	1,171	2,417
Diesel	Km3	1,920	2,043	2,160	2,044	8,166	1,906	2,167	4,073
Jet fuel and kerosene	Km3	124	108	116	123	471	125	108	233
Fuel Oil	Km3	294	297	257	320	1,168	348	396	744
LPG	Km3	151	236	275	186	848	176	212	388
Others (*)	Km3	286	304	361	589	1,540	304	345	648
Total domestic market	Km3	4,004	4,113	4,327	4,472	16,916	4,104	4,399	8,504
Export market
Petrochemical naphtha	Km3	0	0	0	0	0	18	12	30
Jet fuel and kerosene	Km3	129	116	126	128	500	122	127	249
LPG	Km3	124	35	24	115	299	149	52	200
Bunker (Diesel and Fuel Oil)	Km3	194	205	128	178	704	153	115	269
Others (*)	Km3	8	18	5	7	38	7	10	17
Total export market	Km3	455	375	284	428	1,541	449	316	764
Total sales of petroleum products	Km3	4,459	4,488	4,610	4,900	18,457	4,553	4,715	9,268

Sales of petrochemical products
Domestic market
Fertilizers	Ktn	32	39	76	80	227	21	34	55
Methanol	Ktn	47	73	103	85	308	49	61	110
Others	Ktn	138	143	129	131	541	130	164	294
Total domestic market	Ktn	217	255	308	296	1,076	200	259	459
Export market
Methanol	Ktn	33	22	21	1	77	41	36	77
Others	Ktn	24	33	67	53	177	28	50	78
Total export market	Ktn	57	55	88	54	254	69	86	155
Total sales of petrochemical products	Ktn	274	310	396	350	1,330	269	345	614

Sales of other products
Grain, flours and oils
Domestic market	Ktn	20	22	21	3	66	30	31	61
Export market	Ktn	85	251	292	212	840	155	418	573
Total Grain, flours and oils	Ktn	105	273	313	215	906	185	449	634

Main products imported
Gasolines and Jet Fuel	Km3	179	94	0	42	316	20	22	42
Diesel	Km3	473	275	191	304	1,243	196	343	539

(*)	Principally includes sales of oil and lubricant bases, grease, asphalt and residual carbon, among others.

Consolidated Results Q2 2015

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere. The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investor Relations

E-mail: inversoresypf@ypf.com

Website: ir.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 5, 2015	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer